Exhibit 99.6

Mediaset España Comunicación, S.A.

Independent Expert Report relating to the tripartite Common Cross-Border Merger Plan for the merger by absorption of Mediaset, S.p.A. and Mediaset España Comunicación, S.A. (absorbed companies) by Mediaset Investment, N.V. (absorbing company) in relation to articles 34, 54 et. seq. of Law 3/2009 of 3 April 2009 on structural modifications to business companies

Table of Contents

Content

1.	Introduction	3
2.	Description of the analysed transaction	4
3.	Valuation methodologies to determine the exchange ratio	10
4.	Scope and procedures	11
5.	Particular difficulties and relevant aspects of our work	13
6.	Conclusions	15
Appendix I: Common Cross-Border Merger Plan		16
Appendix II: Directors’ Report		17

This document is a non-binding and unofficial translation merely for informative purposes of the corresponding document prepared in a foreign language. In case of divergence, the version of the document prepared in its original language shall prevail.

To the Boards of Directors of Mediaset España Comunicación, S.A. (“Mediaset España”, “MSE” or the “absorbed company”), Mediaset, S.p.A. (“Mediaset”, “MSI” or the “absorbed company”), and Mediaset Investment, N.V. (DutchCo or the “Absorbing Company”).

Further to our appointment as independent expert by Ms Carmen de Grado Sanz, Commercial Registrar number XVII of Madrid and its province, to issue the independent expert report, in relation to the provisions of 34, 54 et. seq. of Law 3/2009 of 3 April 2009 on structural modifications to business companies (“LME”), and in accordance with articles 338, 340 and 349 of the Commercial Registry Regulations (the “Regulations”), we issue this report (the “Report”), with the contents provided in paragraph 3 of article 34 of LME.

1.              Introduction

For the purposes envisaged in articles 34, 54 et seq. of the LME, and articles 338, 340 and 349 of the Regulations, and according to our appointment by Ms Carmen de Grado Sanz, Commercial Registrar number XVII of Madrid and its province, corresponding to case file 412/19, we issue this independent expert report on the tripartite Common Cross-Border Merger Plan (the “Common Cross-Border Merger Plan”) for the merger by absorption of Mediaset and Mediaset España by DutchCo (the “Companies” or the “Merging Companies”), approved by their respective Boards of Directors on 7 June 2019.

2.              Description of the analysed transaction

Identification of the Participating Companies

Absorbing Company:

Mediaset Investment, N.V. (“DutchCo”), is a public limited company (Naamloze vennootschap) incorporated under the laws of the Netherlands, with registered office in Amsterdam (the Netherlands) and headquarters on Viale Europa 46, 20093 Cologno Monzese (Italy), registered with the Dutch Commercial register (Kamer van Koophandel) under number 70347379 (“DutchCo” or the “Absorbing Company”). The share capital of DutchCo is of 90,000.00 euros, fully paid up by Mediaset, divided into 90,000 shares each with a nominal value of 1 (one) euro, in relation to which no receipt of deposit has been issued with the cooperation of DutchCo. On the Merger Effective Date, DutchCo will change its name to MediaForEurope N.V (“MFE”). As a result of the merger, DutchCo will keep its legal form and current registered office.

absorbed companies that will cease to exist after the Merger:

Mediaset, S.p.A. (“Mediaset” or “MSI”) is a listed public limited company (società per azioni) incorporated under the laws of Italy, with registered office at Via Paleocapa 3, 20121 Milan (Italy), and registered with the Milan Commercial Registry (Registro delle Imprese di Milano) under number 09032310154. The share capital of Mediaset is 614,238,333.38 euros, fully subscribed, divided into 1,181,227,564 shares each with a nominal value of 0.52 euros, listed on the Mercato Telematico Azionario.

Mediaset España Comunicación, S.A. (“Mediaset España” or “MSE”) is a listed public limited company incorporated under the laws of Spain, with registered office at Carretera de Fuencarral a Alcobendas 4, 28049 Madrid (Spain), registered with the Commercial Registry of Madrid under volume 33,442, page 122, section 8, sheet M-93.306, and holder of Spanish tax identification number A-79.075.438. The share capital of Mediaset España is of 163,717,608.00 euros, fully subscribed, divided into 327,435,216 shares each with a nominal value of 0.50 euros, listed on the Sistema de Interconexión Bursátil Español.

Description of the transaction

The Common Cross-Border Merger Plan has been prepared by the boards of directors of the Companies (the “Boards of Directors”) for purposes of the envisaged tripartite cross-border merger of Mediaset and Mediaset España with and into DutchCo, in accordance with the Directive (EU) 2017/1132 of the European Parliament and of the Council of 14 June 2017 relating to certain aspects of company law, the provisions of which relating to cross-border mergers of corporate apply (i) for the purposes of Dutch law under title 2.7 of the Dutch Civil Code, (ii) for the purpose of Italian law under Legislative Degree no. 108 of 30 May 2008 (“Legislative Decree 108”), and (iii) for the purposes of Spanish law under chapter II of title II of LME.

By virtue of the abovementioned tripartite crossborder merger, Mediaset and Mediaset España will be merged with and into DutchCo and will cease to exist as independent companies, and DutchCo will acquire all the assets and assume all liabilities and other legal relationships of Mediaset and Mediaset España (the “Merger”).

The companies participating in the Merger are part of the Mediaset group. In particular, (i) DutchCo is a wholly owned subsidiary of Mediaset, and (ii) Mediaset España is a direct subsidiary of Mediaset, which owns approximately 51.63% of the share capital of Mediaset España (and 53.98% of the voting rights, considering the treasury shares of Mediaset España).

The Merger is part of a broader transaction (the “Transaction”), which also envisages the following activities designed to maintain the operating activities and business of Mediaset and Mediaset España in Italy and Spain, respectively, and which will be completed before the Merger takes place:

•                  the incorporation of an Italian wholly-owned direct subsidiary of Mediaset (NewCo Italia);

•                  the transfer by Mediaset to NewCo Italia, by means of a contribution in-kind regulated by the Italian civil code, of substantially all of its business and certain shareholdings (the Mediaset Reorganization); and

•                  the segregation (segregación) by Mediaset España, in accordance with Title III of the LME, of all its assets and liabilities, including its shareholdings in other companies, to Grupo Audiovisual Mediaset España Comunicación, S.A. (GA Mediaset) — a Spanish wholly-owned direct subsidiary of Mediaset

España — in exchange for the allotment to Mediaset España of all the new shares in GA Mediaset that will be issued on the occasion of its share capital increase triggered by the segregation (the Mediaset España Segregation and, together with the Mediaset Reorganization, Preliminary Reorganizations).

Therefore, before completion of the Merger, Mediaset and Mediaset España will not have any business activities of their own.

The Preliminary Reorganisations, the completion of which is a condition precedent of the Merger, will have no impact on the Exchange Ratios.

Simultaneously to the Merger, all of Mediaset España’s assets and liabilities transferred to DutchCo —namely the GA Mediaset shares— will be allocated to a branch of DutchCo located in Spain and registered with the Commercial Register of Madrid (the “Spanish Branch”). The Spanish Branch is required in order to apply the tax neutrality regime foreseen under Spanish law to the Merge.

Subject to the satisfaction or waiver (as the case may be) of the conditions precedent and the completion of the pre-Merger formalities and steps, the Merger will become effective on the Merger Effective Date, i.e. at 00.00 am CET on the day following the day on which the Merger Deed is executed in the Netherlands (the “Merger Effective Date”). The Dutch Commercial register will subsequently inform the Milan commercial register and the Madrid commercial register of the Merger Effective Date.

Upon completion of the Merger, and based on the Exchange Ratios:

•                  each Mediaset shareholder, including the depositary bank under the Mediaset American Depositary Receipts (“ADRs”) program, shall be granted 1 (one) DutchCo Ordinary Share for each share held in Mediaset as per Exchange Ratio I;

•                  the holders of the corresponding ADRs representing Mediaset shares will be granted such number of ADRs representing DutchCo Ordinary Shares as per Exchange Ratio I and

•                  each Mediaset España shareholder shall be granted 2.33 DutchCo Ordinary Shares for each share held in Mediaset España as per Exchange Ratio II..

Without prejudice to the withdrawal rights, and aside from the DutchCo Ordinary Shares given in exchange for shares in Mediaset and Mediaset España, DutchCo, Mediaset and Mediaset España will not pay any additional consideration in the form of cash or any other, to shareholders of Mediaset and Mediaset España in relation to the Merger.

The Mediaset shares are currently listed on the Mercato Telematico Azionario, which is organised and managed by Borsa Italiana S.p.A., (the “Mercato Telematico Azionario”) and the Mediaset España shares are currently listed on the Barcelona, Bilbao, Madrid and Valencia stock markets, which are organised and managed by the stock market management companies (the “Spanish Stock Markets”) and are traded through the Spanish Stock Markets’ Interconnection System (the “SIBE”), organised and managed by Sociedad de Bolsas, S.A.U.

The completion of the Merger is subject, inter alia, to the admission to trading of the DutchCo Ordinary Shares on the Mercato Telematico Azionario. Likewise, DutchCo will request the admission to trading of the DutchCo Ordinary Shares on the Spanish Stock Markets for trading through the SIBE.

The listing and trading of the DutchCo Ordinary Shares on the Mercato Telematico Azionario and the Stock Markets (through the SIBE) is planned to take place on the Merger Effective Date or a date near to it.

In order that the DutchCo Ordinary Shares are admitted to trading on the Mercato Telematico Azionario, DutchCo will submit the corresponding requests to Borsa Italiana S.p.A.

In order that the DutchCo Ordinary Shares are admitted to listing on the Spanish Stock Markets for trading on the SIBE, DutchCo will submit the corresponding requests to the companies managing the Spanish Stock Markets and to the Spanish Securities Market Commission (the “CNMV”), respectively.

Likewise, DutchCo will prepare a prospectus to submit to the Dutch regulator (Autoriteit Financiële Markten — the “AFM”); the prospectus will be passported to Italy and Spain, following its approval by the AFM under applicable regulations.

Therefore, once the Transaction is completed, all business activities, interests in other companies and other assets and liabilities belonging to Mediaset and Mediaset España will be consolidated into (or controlled by, as the case may be) a single legal entity (DutchCo), whose ordinary shares will be admitted to listing and will be traded on the Mercato Telematico Azionario and admitted to listing on the Spanish Stock Markets for trading through the SIBE.

Purpose of the transaction

According to the Common Cross-Border Merger Plan and the Mediaset España directors’ report (the “Directors’ Report”), from a strategic, operational and industrial perspective, the Transaction is intended to create a pan-European media and entertainment group, a leader in local markets, with a larger scale and a more balanced and diversified business structure geographically and commercially.

The creation of a new holding company in the Netherlands represents the perfect and neutral ground for such an ambitious project (as proven by other companies that have adopted the same structure) and constitutes an important step in the development of a fully integrated media powerhouse, which would become a leader in linear and non-linear entertainment, leveraging tech and data to compete on an equal footing in the evolving media space.

The Transaction seeks to create a pan-European group that will be one of the largest players in Europe, leading in its benchmark markets and a scale that allows it to compete better and potentially to broaden its reach through greater expansion into Europe. Combined sustainable capital structure and strong cash flow generation profile provide MFE with the required firepower to play a pivotal role in the context of a possible future consolidation scenario in the European video media industry.

Bases of the Merger

The Merger will take place if approved by the respective General Shareholders Meetings as a merger by absorption where Mediaset and Mediaset España will be merged with and into DutchCo and will cease to exist as independent companies, and DutchCo will acquire all the assets and assume all liabilities and legal relationships of Mediaset and Mediaset España.

The completion of the Merger by executing Merger Deed is subject to fulfilment of the following conditions precedent, without prejudice to the fact that Mediaset and Mediaset España may jointly waive the condition set out under (iv) and (v) below:

i.                  the Preliminary Reorganizations shall have been consummated, for which purposes, among others, the SEAD shall have authorized the transfer of the audiovisual media licenses currently held by Mediaset España to GA Mediaset.

ii.               the DutchCo Ordinary Shares, which are to be issued and allotted to Mediaset and Mediaset España shareholders upon effectiveness of the Merger, shall have been admitted to listing on the Mercato Telematico Azionario and the decision to admit to trading shall have been released. The admission will be conditional upon the obtaining of the necessary authorizations by the AFM and/or other competent authorities.

iii.            no governmental entity of a competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order which prohibits the consummation of the Transaction or makes it void or extremely burdensome.

iv.           the amount of cash, if any, to be paid by Mediaset and Mediaset España to (a) Mediaset and Mediaset España shareholders exercising their withdrawal right in relation to the Merger under Article 2437-quater of the Italian civil code and under Article 62 of the LME and other applicable Spanish regulations, respectively, and/or to (b) creditors of Mediaset and of Mediaset España exercising their right of opposition to the Merger according to applicable law (or alternatively, to financial entities for purposes of sufficiently guaranteeing the credits of such creditors of Mediaset and of Mediaset España) (Amount of Withdrawal Rights and Oppositions), shall not exceed in the aggregate the amount of Euro 180 million, provided, however, that, for clarity, the Amount of Withdrawal Rights and Oppositions will be calculated net of the amount of cash payable by Mediaset shareholders or third parties for the purchase of Mediaset shares pursuant to Article 2437-quater of the Italian civil code, and of the amount of cash payable (or paid) by third parties pursuant to any purchase or commitments to purchase the withdrawn Mediaset and/or Mediaset España shares; and

v.              there shall not have been nor occurred at any time before the date of execution of the Merger Deed, at a national or international level, (a) any extraordinary event or circumstance involving changes in the legal, political, economic, financial, currency exchange or in the capital markets conditions or any escalation or worsening of any of the same or (b) any events or circumstances that, individually or taken together, have had, or are reasonably likely to have, a material adverse effect on the legal situation, on the business, results of operations or on the asset, economic or financial conditions (whether actual or prospective) of Mediaset and/or of Mediaset España and/or the market value of the Mediaset and/or Mediaset España shares and/or that could otherwise materially and negatively affect the Transaction (MAC Clause)

In addition to the fulfilment of the foregoing conditions precedent, before the Merger Effective Date:

a.              Deloitte shall have delivered to DutchCo a report, in accordance with applicable legislation, ruling that the Exchange Ratios are fair.

b.              PwC shall have delivered to Mediaset a report, in accordance with applicable legislation, ruling that the Exchange Ratios are fair.

c.               Grant Thornton shall have delivered to Mediaset España a report, in accordance with applicable legislation, ruling that Exchange Ratio II is fair.

d.              a declaration shall have been issued by the local district Court in Amsterdam (the Netherlands) (and received by DutchCo) stating that no creditor has opposed to the Merger pursuant to Section 2:316 of the DCC or, in case of the opposition pursuant to Section 2:316 of the DCC, such declaration shall have been received within one month after the withdrawal or the discharge of the opposition has become enforceable.

e.               the 60-day period following the date on which the resolution of the Mediaset Extraordinary Meeting has been registered with the Companies’ Register of Milan shall have expired and no creditor of Mediaset whose claims precede the registration of the present Common Cross-Border Merger Plan shall have opposed the Merger pursuant to Article 2503 of the Italian civil code or, should the Merger be opposed, (i) such opposition shall have been waived, settled or rejected, and/or (ii) Mediaset shall have deposited the necessary amounts to satisfy its opposing creditors with a bank, and/or (iii) the competent Court — provided that the risk of prejudice to creditors is deemed ungrounded or that adequate guarantees have been given by Mediaset in order to satisfy its creditors — shall have nonetheless authorized the Merger despite the opposition, pursuant to Article 2503 of the Italian civil code in conjunction with Article 2445 of the Italian civil code.

f.                the one-month period following the publication of the resolution of the Mediaset España General Meeting approving the Merger shall have expired and no creditor of Mediaset España — whose unsecured credits have arisen before the publication of the Common Cross-Border Merger Plan on the Mediaset España corporate website and are not due and payable before such date — shall have opposed the Merger in accordance with Article 44 of the LME or, should the Merger be opposed (i) such opposition shall have been waived, settled or rejected, and/or (ii) Mediaset España shall have (directly or through a credit institution) sufficiently secured such credits; and

g.               all the pre-merger formalities shall have been completed, including the delivery (i) by the Italian public notary selected by Mediaset and (ii) by the Commercial Register of Madrid to the Dutch civil law notary of the respective certificates conclusively attesting to the proper completion of the pre-merger acts and formalities within the meaning of Article 127 of the Directive.

Merger balance sheets and accounting

As detailed in paragraph 13 of the Common Cross-Border Merger Plan, the conditions of the Merger have been established based on:

•                  The annual financial statements of Mediaset as at 31 December 2018, as approved by the shareholders’ meeting of Mediaset on 18 April 2019, is the merger balance sheet (situazione patrimoniale) for purposes of Article 2501-quater, paragraph 1, of the Italian civil code (the Mediaset Balance Sheet).

•                  The audited annual financial statements of Mediaset España as at 31 December 2018, as approved by the shareholders’ meeting of Mediaset España on 10 April 2019, include the merger balance sheet (balance de fusión) for purposes of Article 36 of the LME (the Mediaset España Balance Sheet). The Mediaset España Balance Sheet, together with the rest of the documents comprising the Mediaset España annual financial statements as at 31 December 2018, has also been used for purposes of establishing the conditions of the Merger pursuant to Article 31.10 of the LME.

•                  The financial statements of DutchCo as at 31 December 2018, as adopted by the general meeting of shareholders of DutchCo on 17 April 2019 is the merger balance sheet for purposes of Section 2:314 of the DCC (the DutchCo Balance Sheet and, together with the Mediaset Balance Sheet and the Mediaset España Balance Sheet, the Merger Balance Sheets).

Any material changes in the assets or liabilities arising between the date of this Common Cross-Border Merger Plan and the date(s) of the shareholders meetings of the Merging Companies that have to decide on the Merger, shall be reported to the relevant shareholders meeting and to the boards of directors of the other Merging Companies in accordance with the provisions of Article 39.3 of the LME and Article 2501-quinquies, paragraph 3, of the Italian civil code.

Furthermore, the assets and liabilities of Mediaset and Mediaset España (and as regards Mediaset España, for purposes of Article 31.9ª LME) will be recognized by DutchCo in its individual accounts for their net accounting value according to applicable accounting consolidation rules and within the limits of the carrying amounts detailed in the consolidated financial statements of Mediaset prior to the execution of the Transaction. Following the Merger, DutchCo will prepare its consolidated financial statements and its company only financial statements in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the DCC

As the Merger is accounted on the basis of the net accounting value, there will be no goodwill impact other than that the amount of goodwill recorded in the books of Mediaset and Mediaset España will be equally represented in the books of DutchCo.

As a result of the Merger, the freely distributable reserves (vrij uitkeerbare reservesk) of DutchCo shall increase in the amount equal to the difference between the value of: (A) the assets, liabilities and other legal relationships of Mediaset and Mediaset España being acquired and assumed by DutchCo on the occasion of the Merger and (B) the sum of the nominal value of all DutchCo Ordinary Shares, equal to Euro 0.01, for each DutchCo Ordinary Share in issue immediately after the Merger becoming effective, and the reserves DutchCo must maintain pursuant to Dutch law as of the Merger Effective Date.

Exchange Ratios

Exchange Ratio I: each Mediaset shareholder, including the relevant depositary bank under the Mediaset’s ADR program, will receive 1 (one) DutchCo Ordinary Share (with a nominal value of 0.01 euros) for each share held in Mediaset (with a nominal value of 0.52 euros). Each holder of ADRs representing Mediaset shares will receive such number of ADRs representing DutchCo Ordinary Shares as results from the Exchange Ratio I.

Exchange Ratio II: Each Mediaset España shareholder (other than Mediaset, as the shares held in Mediaset España will be cancelled by operation of law pursuant to section 2:325(4) of the Dutch Civil Code) will receive 2.33 DutchCo Ordinary Shares for each share held in Mediaset España (with a nominal value of 0.50 euros).

No fractional DutchCo Ordinary Shares shall be allotted to any holders of shares of the absorbed companies. Those shareholders who hold a number of Mediaset España shares such as to enable them to receive, in accordance with the Exchange Ratio II, a non-whole number of DutchCo Ordinary Shares, shall receive such whole number of DutchCo Ordinary Shares which is immediately below said non-whole number. The Mediaset España shares (or fractions thereof) in excess of those required, pursuant to Exchange Ratio II, to receive a whole number of DutchCo Ordinary Shares (i.e. Mediaset España shares or any fractions thereof representing fractional entitlements to DutchCo Ordinary Shares) shall be transferred on behalf of the Mediaset España shareholders, through their depositaries, to an agent appointed for these purposes by Mediaset España (the “Fractions Agent”).

The Fractions Agent, acting at its own risk and for its own account, shall pay in cash to these shareholders, in consideration for each of the Mediaset España shares (or any fractions thereof) so transferred, their market value. The Fractions Agent will, in turn, exchange the Mediaset España shares (and any fractions thereof) arising from the aggregation of such fractions so purchased and exchange them, in its own name and on its own behalf, for the relevant whole number of DutchCo Ordinary Shares resulting from the Exchange Ratio II, with any remainder fractional entitlements to DutchCo Ordinary Shares corresponding to the Mediaset España shares (or fractions thereof) held by the Fractions Agent being disregarded.

The treasury shares held by Mediaset and Mediaset España as at the Merger Effective Date, if any, will not be exchanged and will be cancelled pursuant to Article 2504-ter of the Italian civil code and Article 26 of the LME, respectively, and with section 2:235 (5) of the DCC.

DutchCo share capital increase

Based upon the Exchange Ratios, if the participation of Mediaset in Mediaset España remained unaltered, and provided that the number of treasury shares held at the date of the Common Cross-Border Merger Plan by Mediaset (No. 44,071,568) and by Mediaset España (No. 14,269,073) was maintained on the Merger Effective Date and therefore such shares were cancelled upon effectiveness of the Merger, DutchCo would issue No. 1,472,925,998 DutchCo Ordinary Shares, with a nominal value of Euro 0.01 per share, resulting in a total nominal value of Euro 14,729,259.98. The exact amount of the share capital increase will depend on the treasury shares of Mediaset and Mediaset España, including those acquired as result of the exercise of any withdrawal rights and the shareholding of either of the absorbed companies in the other absorbed company, at the Merger Effective Date.

Aspects to consider upon exchange

On the Merger Effective Date, each share of Mediaset and Mediaset España will be cancelled by operation of law and will thereafter represent only the right to receive such number of DutchCo Ordinary Shares as results from the applicable Exchange Ratio. DutchCo shall increase its share capital and allot the necessary DutchCo Ordinary Shares to shareholders of Mediaset and Mediaset España.

The treasury shares held by Mediaset and Mediaset España as at the Merger Effective Date, if any, will not be exchanged and will be cancelled pursuant to Article 2504-ter of the Italian civil code and Article 26 of the LME, respectively, and with section 2:235 (5) of the DCC.

Likewise, any shares in either of the absorbed companies held by the other absorbed company will not be exchanged, but will be cancelled on the Merger Effective Date pursuant to Article 2504-ter of the Italian Civil Code and article 26 of the LME, respectively, as well as pursuant to section 2:235 (5) of the DCC.

The 90,000 DutchCo shares, with a nominal value of Euro 1.00 each, currently held by Mediaset, and any additional DutchCo shares issued to or otherwise acquired by Mediaset after the date of the Common Cross-Border Merger Plan that are held by Mediaset at the Merger Effective Date, in part will be cancelled, in accordance with section 2:325, paragraph 3, of the DCC, and in part will be split (and will have a nominal value of Euro 0.01 each) and will become DutchCo Ordinary Shares held as treasury shares.

The Merger will not trigger any withdrawal rights for the shareholders of DutchCo. The Mediaset España shareholders who vote against the Merger in the Mediaset España General Shareholders Meeting (“Withdrawing ME Shareholders”) will be entitled to exercise a withdrawal right (see paragraph 15 of the Draft Common Cross-Border Merger Plan attached as Appendix I), pursuant to article 62 of the LME. The Mediaset España shareholders may exercise their withdrawal right within one month of the publication in the Official Gazette of the Commercial Register (BORME) of the approval of the Merger by the Mediaset España General Meeting, by means of a written notice to the relevant depositaries with which the Mediaset España Withdrawing Shareholders have their shares deposited.

The resolution to enter into the Merger does not require the prior approval of any third party. However, Mediaset has started the process to obtain consent or waivers, as the case may be, in relation to the Merger from lenders participating in certain of its loan agreements. Although Mediaset is confident to be able to obtain any consent or waiver that may be required in relation to financing agreements, there is no guarantee that all necessary consents or waivers will be given, or that they will be given in a timely manner, and, as a consequence, early repayment of certain financing may be required prior to the respective scheduled maturity. In any case, as at the date of the Common Cross-Border Merger Plan, Mediaset has the financial resources necessary to proceed with such potential repayments.

Approval of the Merger

The Common Cross-Border Merger Plan was approved by the Boards of Directors of the absorbed companies and the absorbing company on 7 June 2019. The Merger must be subsequently approved by the General Meeting of Shareholders of the participating companies according to current legislation.

Paragraph 17 of the Cross-Border Merger Plan details a number of conditions precedent, which are described in the Bases of the Merger section of this report.

3.              Valuation methodologies to determine the exchange ratio

As stated in the Directors’ Report, Exchange Ratio II has been calculated by using generally accepted methodologies that are more fully explained and developed in the Directors’ Report issued by Mediaset España’s board of directors. We have become aware, based on the information with which we have been provided, of the methodologies used to determine Exchange Ratio II.

The main methodologies applied for Mediaset and Mediaset España to determine the exchange ratio include discounted cash flows (“DCF”) and 6-month, 3-month and 1-month historical share prices. Likewise, as disclosed in the Directors’ Report alternative valuation methodologies have been used to verify that Exchange Ratio II agreed is consistent with the ranges resulting from these alternative valuation methodologies.

The following table shows a summary of the results of each of the methodologies described to obtain Exchange Ratio II:

Methodology	Range of the Exchange Ratio II
(i) Discounted Cash Flow	2.27x- 2.50x
(ii) 6-month historical share prices	2.28x
(ii) 3-month historical share prices	2.34x
(ii) 1-month historical share prices	2.43x

We should stress that the directors of the absorbed companies engaged their respective financial advisors to determine the Exchange Ratio II provided in the Directors’ Report and the Cross-border Common Merger Plan:

•                  J.P. Morgan Securities plc., acting as financial advisor to Mediaset España, has provided to the board of directors of Mediaset España an opinion, as of 7 June 2019, on the basis of and subject to the factors, assumptions, limitations and procedures specified therein, on the fairness from a financial point of view, to the holders of ordinary shares in the capital of Mediaset España (other than Mediaset and its affiliates), of the Exchange Ratio II in the proposed Merger.

•                  Citibank, acting as financial advisor to Mediaset, has provided to the board of directors of Mediaset and to the board of directors of DutchCo an opinion, as of 7 June 2019, on the basis of and subject to the factors, assumptions, limitations and procedures specified therein, on the fairness from a financial point of view, to the holders of shares in the capital of Mediaset, of the Exchange Ratio II (which —as indicated above— is predicated on Exchange Ratio I) in the proposed Merger.

The Fairness Opinions do not constitute a recommendation as to how any director or shareholder should vote or act with respect to the Merger or any other matter and does not give rights to any third parties other than the relevant client.

Based on the conclusions of the Fairness Opinions, the Exchange Ratios proposed are fair, from a financial point of view, based on the factors, assumptions and limitations contained therein.

We have analysed and assessed the results of applying the various valuation methodologies used in the Cross-border Common Merger Plan and the Directors’ Report, together with the rest of the information provided. Likewise, we have considered the same valuation methodologies for the absorbed companies with a consistent approach and, as a result of our analysis, we have reached scenarios for the exchange ratio which comprise that proposed by the directors of the company.

4.              Scope and procedures

Scope

The scope of our professional engagement, as established in paragraph 1 above, is limited as per article 34, 54 et. seq. of the LME and articles 338, 340 and 349 of the Commercial Registry Regulations, as professionals in charge of preparing the independent expert report on the Cross-border Common Merger Plan detailed in paragraph 2 above.

Grant Thornton accepts no responsibility for the use of this Report outside of the foregoing context.

Work procedures

We have performed our work by using the following procedures:

•                  Sourcing and review of the following information:

•                  Application for the appointment of an independent expert in relation to the Transaction submitted to the Madrid Commercial Registry by Mediaset España.

•                  Cross-border Common Merger Plan approved by the boards of directors of Mediaset España, Mediaset and DutchCo.

•                  Directors’ Report of Mediaset España.

•                  Financial projections of Mediaset España and Mediaset, validated by their management, which combine market expectations (according to the group of research analysts who cover both stocks and having released research reports following the publication of Q1 2019 results) and the internal long-term perspective of their respective businesses.

•                  Research reports on Mediaset España and Mediaset

•                  Individual and consolidated audited annual financial statements of Mediaset España and Mediaset as of 31 December 2018 and 2017.

•                  Consolidated condensed interim financial statements as of June 2018 of Mediaset España and Mediaset, reviewed by the auditor.

•                  Financial statements published by Mediaset España and Mediaset as of 31 March 2019.

•                  Public information on listed media companies with similar features to Mediaset España.

•                  Minutes of the meetings of the Board of Directors and Shareholders Meeting of Mediaset España held in 2018 and 2019.

•                  Relevant facts sent to the Spanish Securities Market Commission (Mediaset España) and relevant facts sent to the Italian stock market (Mediaset) during 2018 and 2019.

•                  Fairness Opinion by J.P. Morgan.

•                  Other information considered of interest in the course of our work.

•                  Conversations with the Senior Management of Mediaset España, the Senior Management of Mediaset, the independent expert appointed by the Italian Commercial Registry for the Transaction executed in Mediaset, S.p.A. and the independent expert appointed by the Dutch Commercial Registry, with the purpose of collecting further information that has been considered useful in the course of our work.

•                  Review and overall comparison of whether the valuation methodologies used by the Boards of Directors of Mediaset and Mediaset España that were used to determine the Exchange Ratios are appropriate, considering the context and features of the Merger. Some of the procedures undertaken include:

•                  Analysis of the most appropriate way of performing the valuation work.

•                  Review of the public financial projections contained in the research reports on Mediaset España and Mediaset to which we have had access, as well as the financial projections validated by their management.

•                  Preparation of a discounted cash flow financial model based on those financial projections and other public information as is relevant to our work for Mediaset España and Mediaset.

•                  Review of the historical share price of Mediaset España and Mediaset.

•                  Analysis of the Exchange Ratio II, taking into account Exchange Ratio I established in the Cross-border Common Merger Plan.

•                  Identification of the main difficulties in valuation exercises.

•                  Assessment of the impact on the value of shareholders equity of Mediaset and Mediaset España of events having occurred after the date of the audit report on the consolidated financial statements of Mediaset España and of the audit report of the consolidated financial statements of Mediaset. We have received information from Senior Management of Mediaset España about the absence of significant events that could have affected the value of the shareholders equity of Mediaset España and Mediaset in the period between the date of those financial statements and the date of the report.

•                  Receipt of the following formal confirmations, in the terms indicated therein:

•                  Letter signed by the legal representatives of Mediaset España, representing that there is no new litigation not included in their audited financial statements that could have a bearing on the fairness of the value of their Shareholders Equity.

•                  Letter signed by representatives with sufficient powers to represent Mediaset España confirming that the Cross-Border Common Merger Plan provided and the hypotheses used to prepare it represent their best estimate in view of the current circumstances and their anticipated future development, that they have provided all necessary information and everything we may have requested to prepare this Report, and we have not been made aware of anything that could have a major effect on the outcome of our work.

•                  Understanding of the information detailed above, and application of the procedures considered appropriate, with the sole purpose of fulfilling the requirement established in article 34 of LME.

5.              Particular difficulties and relevant aspects of our work

To correctly interpret the outcome of our work, we believe it is important to highlight the following:

The scope of our work has been primarily based on analysing the relative value of Mediaset and Mediaset España and, therefore, our work is not an opinion on the absolute values used to determine the exchange ratio, nor should it be considered as such. The reference values used by Mediaset and Mediaset España have been calculated by those companies and their financial advisors, applying various valuation methodologies and, as such, they could vary considerably depending on the methodology used.

Estimates of value are based on commonly accepted valuation methodologies in the profession. Although we have performed our analysis reasonably, based on information available and provided by Senior Management, we must stress that business valuation is not an exact science but an exercise based on experience and the use of hypotheses on future scenarios and which, as such, contain a certain degree of subjectivity. In these circumstances, we cannot assure that third parties would necessarily agree with our conclusions. The main difficulties that arise in the analysis and review of the exchange ratio are precisely those referring to the future behaviour of economic variables and the logical uncertainty that that involves.

In addition, in this case there is no full business plan for Mediaset and Mediaset España available and prepared by the senior management of each company to determine the exchange ratio. Therefore, the valuation analysis described in the Directors’ Report and in the discounted cash flow methodology in particular for both companies has been based solely on public information; accordingly, such valuation analysis is based on projections obtained from the combination of research analyst’s forecasts and extrapolations from 2022 onwards. However, the approach described above has been the same for Mediaset and Mediaset España, and has been agreed and validated by the respective senior management teams of Mediaset and Mediaset España which, in the terms indicated in the report of the board of directors, have validated the projections that combine the market (financial analysts covering both stocks that published post-2018YE results) and internal long-term perspective of their respective businesses.

Our work has been based on the audited information and public information of Mediaset España, Mediaset and DutchCo. In the course of our work we have assumed that the information is complete and accurate, and that it reflects the absorbed companies’ best estimations of the Mediaset España and Mediaset shares in respect of the operational and financial situation and outlook. Our work is not that of an audit of the financial statements, therefore the procedures considered necessary by generally accepted professional rules of financial auditing. Therefore, we do not express a professional opinion on the financial information included in this document.

The scope of our work does not include verifying any of the conditions precedent detailed in the Cross-border Common Merger Plan or and assessment of Mediaset’s capacity to repay its debts early if certain financial creditors do not approve the Merger.

The scope of our work does not include any independent verification, audit, due diligence, review or evaluation of the accounting, tax, legal, employment or environmental situation of the Cross-border Common Merger Plan or the Directors’ Report and, therefore, is not any audit opinion or any other opinion or confirmation of the financial statements of the same.

Our work has been based on public information and other sources. Our work has not entailed cross-checking that information with external sources. However, where applicable, we have cross-checked the information obtained with other information we have been provided in the course of our work.

The market prices of Mediaset and Mediaset España shares have been and continue to be subject to volatility and fluctuations as a result of general market trends. In relation to prices, it is assumed that the market is sufficiently liquid and efficient. Therefore, it cannot be ruled out that, although the exchange ratios would continue to be consistent with the methodologies used to determine them, the specific market value of DutchCo Ordinary Shares that will be allocated on the Merger Effective Date may be lower or higher than that established from the exchange ratios.

The scope of our work refers to Exchange Ratio II, taking into account Exchange Ratio I described in this Report. We must state that any major variation to the composition of the Shareholders Equity of Mediaset and Mediaset España may affect the conclusions of our work.

Mediaset and Mediaset España have performed an exercise to determine the cost and efficiency synergies that would be obtained after the merger, which have not been considered when determining the exchange ratios. Mediaset España has represented to us that those synergies would be obtained as a result of the merger and not by the larger contribution by anyone of the companies involved in generating them, for which reason it is considered not to have an impact on the exchange ratio.

In the letter of representations it is confirmed that there have been no events after the date to which the base financial information refers that could have a material impact on our conclusions, which we have taken into account.

We have assumed that all authorisations and filings that are pertinent in Spain, Italy and the Netherlands for the effectiveness of the Merger and that have a material impact on our analysis will be obtained with no adverse effect.

We must stress that our work is independent and, therefore, it makes no recommendations to the senior management teams of Mediaset España, Mediaset Italia or DutchCo, to their shareholders or to third parties in relation to the position they should take in the Merger or other potential transactions with shares of the companies. Our work does not seek to analyse the suitability of the current or past business strategies of Mediaset España, Mediaset Italia or DutchCo or the rationale of the Merger in relation to other business strategies or transactions that the companies could have choose to pursue. Likewise, it does not purport to analyse the business decision they have taken to proceed with the planned Merger. The scope of our work should not be considered, in the context of this transaction or in any other context, as a fairness opinion or any other opinion on the current or future value of Mediaset España or Mediaset Italia.

The foregoing does not restrict or undermine our work, duties and mission pursuant to articles 34. 54 et. seq. of the LME or the conclusions reached in our report.

6.              Conclusions

According to the work undertaken, which is described in paragraph 4, with the sole purpose of complying with article 34, 54 et. seq. of the LME and articles 338, 340 and 349 of the Commercial Registry Regulations and other applicable legislation, and taking into account the features of the Crossborder Merger proposed, as well as paragraphs 2, 3 and 4 above, and subject to the relevant aspects described in paragraph 5 above, we find that:

•                  Exchange Ratio II, taking into account Exchange Ratio I, established in the Cross-border Common Merger Plan, is appropriately justified.

•                  We have set out the methodologies followed by directors to establish this share exchange ratio. The methodologies followed to establish Exchange Ratio II, taking into account Exchange Ratio I, are considered appropriate.

•                  The fair value of the equity contributed by Mediaset España Comunicación, S.A. and Mediaset, S.p.A., which will cease to exist, is at least equal to the amount of the share capital increase planned for the Absorbing Company, which is 14,729,259.98 euros, under the conditions detailed in section 2 of this Report (“DutchCo Capital Increase”), so long as Mediaset’s share in Mediaset España remains unchanged, and the number of treasury shares held by Mediaset and Mediaset España on the date of the Cross-border Common Merger Plan remain as such and, therefore, those shares are cancelled when the Merger becomes effective.

This report has been prepared exclusively to comply with the provisions of articles 34, 54 et. seq. of the LME and article 338, 340 and 349 of the Commercial Registry Regulations, therefore it cannot be used for any other purpose. Our conclusion must be interpreted in the context of the scope of our verifications; therefore, we do not accept any liability other than those regarding the description and fairness of the methodologies used and them having been applied in an equitable and consistent way, since the responsibility for the projections and elements used in the hypotheses and the conclusions drawn from them has been assumed by the Directors of the companies participating in the Merger.